May 2, 2025

David Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
205 W. 37th Street
New York, NY 10018

Min Ma
Vice President of Finance
AMC Corporation
4794 231st Place S.E.
Sammamish, WA 98075

       Re: AlphaVest Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed April 25, 2025
           File No. 333-283183
Dear David Yan and Min Ma:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4
Cover Page

1.     We note your discussion of risks related to China regulations on page
iii. As examples
       only, we note your statements that "the Chinese government may be authorized by
       PRC laws to regulate PRC operating entities at any time and may regulate the offerings conducted overseas and/or foreign investment in China-based issuers, which
 May 2, 2025
Page 2

       could result in a material change in the operations of PRC operating entities and/or the value of their securities" and that "any actions by the Chinese government to regulate the offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless." Please consider including a risk factor that similarly discusses the risks if AMC were to be deemed to be a China-based issuer and become subject to PRC regulation and oversight.
Summary of Proxy Statement/Prospectus
Dilution, page 34

2. We note your disclosure here and on pages 19 and 81 that the tables presented exclude the effects of the business combination transaction; however, the issuance of
       17,500,000 ordinary shares to AMC shareholders is included in the as adjusted issued and outstanding shares to determine the dilution to SPAC Public Shareholders. Please revise to exclude the effects of the de-SPAC transaction in your calculation pursuant to Item 1604(c) of Regulation S-K.
Our ability to complete the Business Combination may be impacted . . ., page 57

3. We note your disclosure that a majority of your directors and officers "are located in, or have significant ties to, China" and that "Peace Capital Limited is controlled by Mr.
       Pengfei Zheng, a resident of China." Please revise here or, include a separate risk factor, to disclose, as you do on page 193, the relevant individuals who are located in the PRC and discuss the challenges of bringing actions and enforcing judgments and liabilities against such individuals.
Risks Related to AMC, page 59

4. We note that pursuant to the business transfer agreements, the VIEs, Xiaoyun and
       Yishijue, will transfer all of their ownership in the Amazon online stores to AMC and that once the stores are successfully transferred, Xiaoyun and Yishijue will no longer be VIEs and instead will be owned directly by AMC. Please revise to include a risk factor that addresses any risks associated with winding up the VIE structure.
Material U.S. Federal Income Tax Consequences
The Domestication, page 121

5. We note your disclosure that "U.S. Holders should be aware that SPAC has not requested and does not intend to request a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax treatment of the Domestication." We also note that Winston & Strawn, LLP has now provided an
       opinion regarding the Domestication. Please reconcile.
AMC Corporate Structure, page 141

6. For each of the VIEs, Xiaoyun and Yishijue, please revise to identify the person or entity that owns the equity in each depicted entity. Additionally, revise to describe all contracts and arrangements through which AMC claims to have economic rights and exercise control that results in consolidation of the VIEs operations and financial
 May 2, 2025
Page 3

       results into its financial statements. Describe the relevant contractual agreements between the entities and discuss how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Surviving PubCo with respect to these contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Additionally, please discuss the company's plans regarding winding up the VIEs and transferring the assets currently being held by the VIEs.
7. We note your disclosure throughout the registration statement that AMC is the primary beneficiary of the VIEs. However, neither the investors in the Surviving
       PubCo nor the Surviving PubCo itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the
       VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to AMC because of the VIEs should be limited to a clear description of the conditions AMC has satisfied for consolidation of the VIEs under
       U.S. GAAP. Additionally, your disclosure should clarify that AMC is the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true,
       that the VIE agreements have not been tested in a court of law.
Note 15: Segment Reporting, page F-45

8. Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example in ASC 280-10-55-47(bb) to discuss how your CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources.

9. Please tell us how you considered the guidance in ASC 280-10-50-26B to disclose a qualitative description of the composition of other segment items.
Exhibit Index, page II-2

10. We note your response to prior comment 7 and reissue it in part. Please file the VIE agreements with Xiaoyun and Yishijue. In this regard, we note that "Xiaoyun and
       Yishijue operate as variable interest entities where AMC, through contractual arrangements (emphasis added), holds effective control over their key activities and assumes the associated risks and benefits from the economic
       rewards." Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
 May 2, 2025
Page 4

       Please contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Michael Blankenship
      Jeffrey Gallant